UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 22, 2025, Scinai Immunotherapeutics Ltd (the “Company”) held an Annual Meeting of Shareholders (the “Meeting”). The total number of ordinary shares of the Company entitled to vote at the Meeting was 13,872,899,584 Ordinary Shares (each 4,000 Ordinary Shares represented by one American Depository Share (“ADS”)) and there were present, in person or by proxy, 2,498,440,000 ordinary shares, which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1: To approve the re-election of Mr. Mark Germain, to serve until the third annual meeting after the meeting.

The shareholders approved the re-election of Mr. Mark Germain to serve until the third annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
2,381,444,000 (595,361 ADSs)	108,268,000 (27,067 ADSs)	7,896,000 (1,974 ADSs)

Proposal 2: To approve an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares.

The shareholders approved an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares:

FOR	AGAINST	ABSTAIN
2,107,148,000 (526,787 ADSs)	203,692,000 (50,923 ADSs)	187,600,000 (46,900 ADSs)

Proposal 3: To approve a grant of 60,000 restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant.

The shareholders approved a grant of 60,000 restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant:

FOR	AGAINST	ABSTAIN
2,095,688,000 (523,922 ADSs)	203,308,000 (50,827 ADSs)	198,612,000 (49,653 ADSs)

Proposal 4: To approve a grant of options to purchase ADSs to Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, in recognition of their continued service and contribution to the Company since the last equity award grant.

The shareholders approved a grant of options to purchase ADSs to Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, in recognition of their continued service and contribution to the Company since the last equity award grant:

FOR	AGAINST	ABSTAIN
2,093,352,000 (523,338 ADSs)	227,016,000 (56,754 ADSs)	177,240,000 (44,310 ADSs)

Proposal 5: To approve a grant of options to Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

The shareholders approved a grant of options to Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures:

FOR	AGAINST	ABSTAIN
2,137,732,000 (534,433 ADSs)	199,228,000 (49,807 ADSs)	161,480,000 (40,370 ADSs)

Proposal 6: To approve the acceleration of vesting of options to purchase 810 ADSs held by each of Prof. Aner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

The shareholders approved the acceleration of vesting of options to purchase 810 ADSs held by each of Prof. Aner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures:

FOR	AGAINST	ABSTAIN
2,171,476,000 (542,869 ADSs)	164,640,000 (41,160 ADSs)	161,492,000 (40,373 ADSs)

Proposal 7: To approve a grant of ADSs to Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company.

The shareholders approved a grant of ADSs to Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company:

FOR	AGAINST	ABSTAIN
2,100,244,000 (525,061 ADSs)	225,476,000 (56,369 ADSs)	172,720,000 (43,180 ADSs)

Proposal 8: To approve and ratify the appointment of Zvi Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year 2025 and for an additional period until the next annual meeting.

The shareholders approved and ratified the appointment of Zvi Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year 2025 and for an additional period until the next annual meeting:

FOR	AGAINST	ABSTAIN
2,416,648,000 (604,162 ADSs)	78,812,000 (19,703 ADSs)	2,148,000 (537 ADSs)

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-291460, 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Scinai Immunotherapeutics Ltd

December 23, 2025	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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